 EXHIBIT 12

	Ratio of Earnings to Fixed Charges
	Year to Date
	June 30,	Year Ended December 31,
(in thousands)	2015	2014	2013	2012	2011	2010

Pretax income (loss) from continuing operations (1)	$(10,188)	$53,062	$44,243	$37,446	$38,849	$77,880

Fixed charges
Interest expense	3,877	7,480	1,973	2,177	1,719	1,778
Debt issuance cost	801	3,274	319	67	135	113
Total fixed charges (2)	4,678	10,754	2,244	2,244	1,854	1,891

Noncontrolling interest in pretax income (3)	-	-	876	5,381	6,906	4,514
Capitalized interest (4)	1,390	2,530	1,973	2,171	1,713	1,796

Earnings ((1) + (2) -(3) -(4))	(6,900)	61,286	43,686	32,138	32,084	73,461
Fixed charges	4,678	10,754	2,292	2,244	1,854	1,891

Ratio of earnings to fixed charges	-	5.7	19.1	14.3	17.3	38.8

Coverage deficiency	$(10,188)	$-	$-	$-	$-	$-